ITT Inc. 100 Washington Blvd 6th Floor Stamford, CT 06902 (914) 641-2000

May 1, 2025
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20594
Re: Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Dear Sir or Madam:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that ITT Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended March 29, 2025, which was filed with the Securities and Exchange Commission on May 1, 2025.
Respectfully submitted,
ITT Inc.

/s/ Lori B. Marino

Lori B. Marino
Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Secretary